Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

Reference is made to the notice of the 2017 second extraordinary general meeting (the “EGM”) dated 26 October 2017 of China Southern Airlines Company Limited (the “Company”). The EGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Wednesday, 20 December 2017 at 2:30 p.m.

The board of directors of the Company (the “Board”) received the motion made by China Southern Air Holding Limited Company, a controlling shareholder of the Company, for additional proposals to be submitted to the EGM for approval by the shareholders of the Company. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposal to be submitted to the EGM for review. The format and procedure for the proposed submission of additional resolution were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolution as the ordinary resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 24 November 2017 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

2.	the resolution regarding the emoluments of the independent non-executive Directors for the 8th session of the Board.

The annual basic emolument of an independent non-executive Director of the 8th session of the Board is either RMB150,000 (before taxation) for each independent non-executive Director or be determined according to relevant national policies.

3.00	the resolution regarding the election of executive Directors for the 8th session of the Board:

3.01	the resolution regarding the election of Mr. Wang Chang Shun as an executive Director of the 8th session of the Board.

3.02	the resolution regarding the election of Mr. Tan Wan Geng as an executive Director of the 8th session of the Board.

3.03	the resolution regarding the election of Mr. Zhang Zi Fang as an executive Director of the 8th session of the Board.

4.00	the resolution regarding the election of independent non-executive Directors for the 8th session of the Board:

4.01	the resolution regarding the election of Mr. Zheng Fan as an independent non-executive Director of the 8th session of the Board.

4.02	the resolution regarding the election of Mr. Gu Hui Zhong as an independent non-executive Director of the 8th session of the Board.

4.03	the resolution regarding the election of Mr. Tan Jin Song as an independent non-executive Director of the 8th session of the Board.

4.04	the resolution regarding the election of Mr. Jiao Shu Ge as an independent non-executive Director of the 8th session of the Board.

5.00	the resolution regarding the election of shareholder representative Supervisors for the 8th session of the Supervisory Committee:

5.01	the resolution regarding the election of Mr. Pan Fu as a shareholder representative Supervisor of the 8th session of the Supervisory Committee.

5.02	the resolution regarding the election of Mr. Li Jia Shi as a shareholder representative Supervisor of the 8th session of the Supervisory Committee.

(“Accumulative voting” will be used in respect of all the sub-resolutions of Resolutions No. 3.00, No. 4.00 and No. 5.00. Please refer to note 7 for details.)

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

24 November 2017

As at the date of this notice, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Save for the inclusion of the newly proposed resolution, there are no other changes to the resolutions set out in the notice of EGM dated 26 October 2017. Please refer to the notice of EGM for the other resolutions to be passed at the EGM and other relevant matter.

2.	Since the proxy form sent together with the Circular (the “First Proxy Form”) does not contain the proposed additional resolution as set out in this supplemental notice of EGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of EGM.

3.	The Second Proxy Form for use at EGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the EGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be).

4.	A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

(i)	If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

(ii)	If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 2:30 p.m. on Tuesday, 19 December 2017, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(iii)	If the Second Proxy Form is lodged with the Company’s H share registrar after 2:30 p.m. on Tuesday, 19 December 2017, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

6.	Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

7.	According to Article 135 of the articles of association of the Company, the accumulative voting system referred to herein means that, in the election of directors or supervisors at the general meeting, each share carrying voting right shall carry the same number of voting right as the number of directors or supervisors proposed to be elected, and the voting rights of the shareholders may be freely cast among the proposed directors and supervisors, either be separately cast in favour of a number of nominees or be collectively cast in favour of one nominee. As such, based on the number of votes that the nominated directors and supervisors have got and the number of directors or supervisors proposed to be elected, those who have got more votes shall be elected.